UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 25, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Ad-hoc Announcement according to §15 WpHG (Securities Trading Act)
Key figures
Earnings Release
Segment Information (continuing operations — preliminary and unaudited) As of and for three months
Segment Information (continuing operations — preliminary and unaudited) As of and for the nine months
Consolidated Statements of Income (preliminary and unaudited) For the three months
Consolidated Statements of Income and Expense Recognized in Equity (preliminary and unaudited) For the three months
Consolidated Statements of Income (preliminary and unaudited) For the nine months
Consolidated Statements of Income and Expense Recognized in Equity (preliminary and unaudited) For the nine months
Consolidated Statements of Cash Flow (preliminary and unaudited) For the nine months
Consolidated Balance Sheets (preliminary and unaudited) As of June 30, 2007
Legal proceedings — Third quarter of Fiscal 2007
Siemens sells automobile supplier business to Continental for €11.4 billion
Signatures

Investor Relations

Munich, July 25, 2007
Ad-hoc Announcement
according to § 15 WpHG (Securities Trading Act )
Strategic company decision / Quarter Results
Siemens sells automobile supplier business to Continental for €11.4 billion and intends to acquire Dade Behring for app. USD 7 billion
Siemens is publishing its Q3 FY2007 results
Siemens AG is signing an agreement with Continental AG, Hanover, to sell its entire stake in Siemens VDO Automotive AG (SV). The price is €11.4 billion. The closing of the transaction is subject to approval by the responsible antitrust authorities and is expected in the current calendar year. Preparations for the planned IPO of SV will be terminated.
Siemens has signed a merger agreement with US-based Dade Behring Inc., Deerfield, Illinois, a leading clinical laboratory diagnostics company. Siemens intends to acquire all outstanding shares of Dade Behring by submitting a cash offer to the Dade Behring shareholders of USD 77 per common share. The planned acquisition has a total transaction volume of approximately USD 7 billion. Closing is expected in the second quarter of fiscal year 2008. Completion of the merger is subject to receipt of regulatory approvals and other customary closing conditions.

Siemens in the third quarter 2007 (ended June 30, 2007)
Orders were €22.147 billion, a 13% increase compared to the third quarter a year earlier, and revenue rose 8% year-over-year, to €20.176 billion.
Group profit from Operations for the quarter climbed 22% year-over-year, to €1.504 billion, despite negative equity investment income of €371 million related to Nokia Siemens Networks (NSN).
Income from continuing operations was €716 million, including the negative equity investment income related to NSN. For comparison, income from continuing operations of €1.341 billion in the third quarter a year earlier benefited from a substantial, non-recurring positive effect at Corporate Treasury. Basic earnings per share on a continuing basis were €0.75 compared to €1.45 in the prior-year quarter, and diluted earnings per share were €0.74 compared to €1.11 a year earlier.
Net income was €2.065 billion and basic earnings per share (EPS) were €2.25, compared to €1.344 billion and €1.45, respectively, in the third quarter a year earlier. Diluted earnings per share increased to €2.18 from €1.11 a year earlier. Discontinued operations contributed €1.349 billion to net income in the current quarter, primarily due to a gain resulting from the transfer of assets into NSN.
On a continuing basis, free cash flow in the third quarter increased to €908 million compared to €850 million in the prior-year period, despite payment of €419 million related to a previously disclosed European Commission antitrust investigation.
The Q3 FY2007 results deviate from the market expectations.
All figures are preliminary and unaudited.

Conference call
On July 25, 2007, at 3.30 p.m. CEST, a conference call for journalists and at 6.00 p.m. CEST, a conference call for investors and analysts regarding the recent portfolio changes as well as the quarterly results with CEO Peter Löscher and CFO Joe Kaeser will be held. The conference call for investors and analysts will be broadcasted live on the Internet at www.siemens.com/analystcall. The accompanying slide presentation and a recording of the conference call will be available at www.siemens.com/investorrelations.

Siemens AG Corporate Finance Treasury Investor Relations & Equity Capital Markets D80312 Munich	Marcus Desimoni Wittelsbacherplatz 2 D-80333 Munich Phone: +49-89 636 32474; Fax: -32830 E-Mail: investorrelations@siemens.com

Key figures (1)
Effective with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS) on a retroactive basis.

	3rd quarter (2)		first nine months (3)

(in millions of €, except where otherwise stated)	2007	2006	2007	2006

Income from continuing operations	716	1,341	2,826	2,845
Income from discontinued operations, net of income taxes	1,349	3	1,286	361
Net income	2,065	1,344	4,112	3,206
attributable to:
Minority interest	39	49	151	152
Shareholders of Siemens AG	2,026	1,295	3,961	3,054

Basic earnings per share (4)
(in euros)
Income from continuing operations	0.75	1.45	3.01	3.04
Net income	2.25	1.45	4.43	3.43

Diluted earnings per share (4)
(in euros)
Income from continuing operations	0.74	1.11	2.91	3.03
Net income	2.18	1.11	4.26	3.39

Free cash flow (5), (6)	908	850	3,258	958

Group profit from Operations (6)	1,504	1,231	5,099	3,622

New orders (6)	22,147	19,656	70,198	64,852

Revenue (6)	20,176	18,689	59,870	55,489

	June 30, 2007		September 30, 2006

	Continuing		Continuing
	operations	Total (7)	operations	Total (7)

Employees (in thousands)	445	461	424	475
Germany	145	151	143	161
International	300	310	281	314

(1)	Preliminary and unaudited, focused on continuing operations. Discontinued operations consist of carrier networks, enterprise networks and mobile devices activities.

(2)	April 1 — June 30, 2007 and 2006, respectively.

(3)	October 1, 2006 and 2005 — June 30, 2007 and 2006, respectively.

(4)	Earnings per share — attributable to shareholders of Siemens AG.

(5)	Free cash flow represents net cash provided by operating activities less additions to intangible assets and property, plant and equipment, which are presented on the table “Segment information.”

(6)	Continuing operations.

(7)	Continuing and discontinued operations.
Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information.”

Earnings Release
Munich, July 25, 2007

Effective with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS) on a retroactive basis.
Siemens in the third quarter of fiscal 2007 (ended June 30, 2007)
•	Orders were €22.147 billion, a 13% increase compared to the third quarter a year earlier, and revenue rose 8% year-over-year, to €20.176 billion.

•	Group profit from Operations for the quarter climbed 22% year-over-year, to €1.504 billion, despite negative equity investment income of €371 million related to Nokia Siemens Networks (NSN).

•	Income from continuing operations was €716 million, including the negative equity investment income related to NSN. For comparison, income from continuing operations of €1.341 billion in the third quarter a year earlier benefited from a substantial, non-recurring positive effect at Corporate Treasury.

•	Net income was €2.065 billion and basic earnings per share (EPS) were €2.25, compared to €1.344 billion and €1.45, respectively, in the third quarter a year earlier. Discontinued operations contributed €1.349 billion to net income in the current quarter, primarily due to a gain resulting from the transfer of assets into NSN.

•	On a continuing basis, free cash flow in the third quarter increased to €908 million compared to €850 million in the prior-year period, despite payment of €419 million related to a previously disclosed European Commission antitrust investigation.

“Siemens’ third quarter demonstrates that the company is on track, and we are off to a good start on our Fit for 2010 program,” said Peter Löscher, who joined Siemens as CEO at the beginning of the fourth quarter. “This program includes ambitious new targets for profitability, cash, and return on capital employed as well as leadership in corporate responsibility. In the fourth quarter, I will be concentrating on five areas: compliance, leadership culture and organizational structure, business portfolio, high-growth markets, and innovation. Ultimately, Siemens needs to get faster, less complex and more focused. Today’s announcements regarding Siemens VDO Automotive and Medical Solutions are important steps in that direction.”
In the third quarter, ended June 30, 2007, Siemens’ net income rose to €2.065 billion, an increase of 54% compared to €1.344 billion in the third quarter a year earlier. Basic earnings per share rose to €2.25 from €1.45 in the prior-year quarter, and diluted earnings per share increased to €2.18 from €1.11 a year earlier. Discontinued operations contributed €1.349 billion to net income in the third quarter, compared to €3 million a year earlier. The difference is due primarily to a pretax, non-cash gain of approximately €1.7 billion generated by the transfer of Siemens’ carrier-related businesses into a new entity, Nokia Siemens Networks (NSN), which began operations in the third quarter. This gain was partially offset by an impairment of the enterprise networks business, in the pretax amount of €355 million. Net income for the current period includes €125 million in expenses for outside advisors in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.
In the third quarter, income from continuing operations was €716 million compared to €1.341 billion a year earlier. While the current period was burdened with negative equity investment income of €371 million associated with NSN, the prior-year period benefited from a pretax €429 million positive effect at Corporate Treasury related to a convertible bond. Basic earnings per share on a continuing basis were €0.75 compared to €1.45 in the prior-year quarter, and diluted earnings per share were €0.74 compared to €1.11 a year earlier.
Group profit from Operations was also adversely affected by the negative equity earnings related to NSN, yet still rose 22% year-over-year, to €1.504 billion. Every Group in Operations increased its Group profit compared to the third quarter a year earlier, with most Groups delivering strong double-digit profit growth.

Leading earnings contributors included Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV), Power Transmission and Distribution (PTD), and Osram.
The other two components of Siemens, Financing and Real Estate and Corporate Treasury activities, contributed €183 million in income before income tax in the third quarter compared to €563 million a year earlier. The change year-over-year was due primarily to the €429 million convertible bond effect, which raised Corporate Treasury earnings to €528 million in the prior-year period. In the current period, Corporate Treasury activities earned €57 million. Financing and Real Estate generated earnings of €126 million, up from €35 million in the prior-year period.
In a favorable macroeconomic environment, third-quarter orders increased 13%, to €22.147 billion, and revenue of €20.176 billion was up 8% compared to the prior-year quarter. Excluding currency translation and portfolio effects, third-quarter orders rose 12% and revenue was up 7%. A majority of Groups in Operations increased both orders and revenue year-over-year, with particularly strong growth at A&D, Med, PTD and PG. On a regional basis, Asia-Pacific and Europe outside Germany posted double-digit growth in both orders and revenue compared to the prior-year period.
Free cash flow from continuing operations for the third quarter was €908 million, up from €850 million in the same quarter a year earlier. While the current period was adversely affected by the €419 million European Commission antitrust penalty, the prior-year period benefited from significant higher cash inflows at Corporate Treasury from foreign currency derivatives.

Operations in the third quarter of fiscal 2007
Information and Communications
Siemens IT Solutions and Services (SIS)

	Third Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	66	(92)
Group profit margin	5.3%	(7.6)%

Revenue	1,257	1,218	3%	5%
New orders	1,094	1,189	(8)%	(6)%

*	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (1)% on revenue and orders.
Beginning in the third quarter, SIS combines the former Siemens Business Services (SBS) Group with certain other IT activities within Siemens. Results for SIS are stated on a retroactive basis, to provide a meaningful comparison with prior periods.
Group profit at SIS was €66 million in the third quarter. The Group benefited from an improved cost structure, in part due to prior-year severance programs. The third quarter a year ago included severance charges as well as negative effects related to the sale of business activities. Revenue rose 3% to €1.257 billion, while orders of €1.094 billion came in below the prior-year level which included a higher number of major orders.
Automation and Control
Automation and Drives (A&D)

	Third Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	507	404	25%
Group profit margin	13.1%	12.4%

Revenue	3,885	3,259	19%	16%
New orders	4,270	3,590	19%	16%

*	Excluding currency translation effects of (2)% and (1)% on revenue and orders, respectively, and portfolio effects of 5% and 4% on revenue and orders, respectively.

A&D continued on pace for record earnings in fiscal 2007, as third-quarter Group profit climbed 25% to €507 million, despite expenses related to the acquisition of lifecycle software provider UGS Corp. Third-quarter revenue and orders each rose 19% year-over-year, to €3.885 billion and €4.270 billion, respectively. Order growth was particularly strong in Asia-Pacific and Europe including Germany. A&D expects additional costs related to the acquisition in the coming quarters.
Industrial Solutions and Services (I&S)

	Third Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	95	76	25%
Group profit margin	4.4%	3.4%

Revenue	2,149	2,232	(4)%	(3)%
New orders	2,502	1,744	43%	46%

*	Excluding currency translation effects of (2)% and (4)% on revenue and orders, respectively, and portfolio effects of 1% on revenue and orders.
Third-quarter Group profit at I&S rose 25% year-over-year, to €95 million, particularly on higher earnings and margins in the Industrial Services division. Third-quarter revenue was €2.149 billion compared to €2.232 billion a year earlier. I&S won large new contracts at most of its divisions, taking third-quarter orders up 43% year-over-year, to €2.502 billion.
Siemens Building Technologies (SBT)

	Third Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	80	36	122%
Group profit margin	6.9%	3.2%

Revenue	1,161	1,122	3%	8%
New orders	1,269	1,142	11%	15%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of (2)% and (1)% on revenue and orders, respectively.
SBT’s Group profit for the third quarter was €80 million, benefiting from the sale of a business in Germany. The Fire Safety & Security Products division and the HVAC Products division contributed higher earnings year-over-year. Third-quarter revenue rose 3%, to €1.161 billion, and orders of €1.269 billion were 11% higher than in the prior-year period.

Power
Power Generation (PG)

	Third Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	290	219	32%
Group profit margin	10.1%	8.3%

Revenue	2,863	2,635	9%	8%
New orders	3,942	2,475	59%	57%

*	Excluding currency translation effects of (2)% on revenue and orders, and portfolio effects of 3% and 4% on revenue and orders, respectively.
PG’s Group profit of €290 million in the third quarter was positively influenced by non-operating effects. A year earlier, Group profit of €219 million was burdened by project charges. Third-quarter revenue for PG rose 9% year-over-year, to €2.863 billion. The Group’s fossil power, wind and industrial divisions all won significant new business, generating overall order growth of 59% compared to the third quarter a year earlier. PG expects continued volatility in equity investment earnings in the fourth quarter.
Power Transmission and Distribution (PTD)

	Third Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	152	102	49%
Group profit margin	7.9%	5.9%

Revenue	1,922	1,718	12%	13%
New orders	2,392	2,075	15%	17%

*	Excluding currency translation effects of (1)% and (2)% on revenue and orders.
PTD maintained its momentum in the third quarter, again increasing earnings, volume and profit margin compared to the same period a year earlier. Third-quarter Group profit surged 49% year-over-year, to €152 million, as all divisions in the Group posted higher earnings and improved profitability. Revenue and order growth were also broad-based. Revenue for the third quarter was €1.922 billion, up 12% compared to the prior-year period. A large new contract in China fueled a 15% rise in orders, which reached €2.392 billion.

Transportation
Transportation Systems (TS)

	Third Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	24	17	41%
Group profit margin	2.4%	1.7%

Revenue	1,006	986	2%	4%
New orders	658	1,550	(58)%	(56)%

*	Excluding currency translation effects of (1)% on revenue, and portfolio effects of (1)% and (2)% on revenue and orders, respectively.
Group profit was €24 million at TS in the third quarter, including €29 million in charges for Combino. Third-quarter revenue rose to €1.006 billion. Orders came in well below the level a year earlier, when TS won an exceptionally large order for trains and maintenance in Russia.
Siemens VDO Automotive (SV)

	Third Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	214	155	38%
Group profit margin	7.8%	6.0%

Revenue	2,731	2,604	5%	7%
New orders	2,719	2,600	5%	7%

*	Excluding currency translation effects of (2)% on revenue and orders.
Group profit at SV increased to €214 million, benefiting from divestment of a business and a sale of real estate. Third-quarter revenue and orders rose year-over-year on a Group-wide basis, increasing 5% overall to €2.731 billion and €2.719 billion, respectively.

Medical
Medical Solutions (Med)

	Third Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	307	234	31%
Group profit margin	12.6%	12.7%

Revenue	2,431	1,837	32%	9%
New orders	2,517	2,088	21%	0%

*	Excluding currency translation effects of (5)% and (4)% on revenue and orders, respectively, and portfolio effects of 28% and 25% on revenue and orders, respectively.
Group profit at Med rose 31% to €307 million for the third quarter, led by the Diagnostics division and Med’s imaging businesses. The Diagnostics division was formed between the periods under review from the acquisitions of Diagnostic Products Corp. and the diagnostics division of Bayer AG, which led to acquisition-related costs during the third quarter. Revenue for the period was €2.431 billion and orders were €2.517 billion, both benefiting substantially from the Diagnostics division. Med expects further costs related to the acquisitions in coming quarters.
Lighting
Osram

	Third Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	116	111	5%
Group profit margin	10.3%	10.2%

Revenue	1,124	1,089	3%	7%
New orders	1,124	1,089	3%	7%

*	Excluding currency translation effects of (4)% on revenue and orders.
Osram was again among Siemens’ earnings leaders, with €116 million in third-quarter Group profit. Demand for energy-efficient lighting supported volume growth, as revenue and orders for Osram rose to €1.124 billion for the period.

Strategic Equity Investments (SEI)
SEI includes results at equity from three companies in which Siemens holds a strategic equity stake: NSN, BSH Bosch und Siemens Hausgeräte GmbH (BSH), and Fujitsu Siemens Computers (Holding) B.V. (FSC). NSN began operations in the third quarter. BSH and FSC were included within Other Operations in the prior-year quarter, and their results are included here on a retroactive basis to provide a meaningful comparison with prior periods. For SEI overall, earnings were a negative €301 million in the third quarter compared to a positive €49 million a year earlier. The change year-over-year was due to NSN, which took a total of €905 million in charges for previously announced restructuring and integration, including €646 million for severance. Siemens’ equity investment income related to NSN in the quarter was a negative €371 million.
Other Operations
Other Operations consist of centrally held operating businesses not related to a Group, including Siemens Home and Office Communication Devices (SHC). Third-quarter Group profit from Other Operations was a negative €46 million. A year earlier, a negative €80 million in Group profit from Other Operations included a loss in the distribution and industry logistics (Dematic) businesses carved out of the former Logistics and Assembly Systems Group. The Dematic businesses were divested between the periods under review.
Corporate items, pensions and eliminations
Corporate items, pensions and eliminations totaled a negative €421 million in the third quarter compared to negative €31 million in the prior-year period. The major factor in the change year-over-year was significantly higher expenses for legal and regulatory matters, including the investigations and other items mentioned earlier as well as funding for job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG. Another factor in the change was higher expense related to a major asset retirement obligation. The current period also included a negative consolidation effect from a real estate transaction related to the carve-out of SV. A year earlier, Corporate items, pensions and eliminations benefited from positive effects including a €33 million gain on the sale of Siemens’ remaining shares in Infineon Technologies AG (Infineon).

Financing and Real Estate
Siemens Financial Services (SFS)

	Third Quarter

(€ in millions)	2007	2006	% Change

Income before income taxes	57	64	(11)%

	June 30,	Sept. 30,
	2007	2006

Total assets	8,705	10,543	(17)%

Income before income taxes at SFS was €57 million compared to €64 million in the third quarter a year earlier. Total assets declined compared to the end of fiscal 2006, due to a significant reduction in accounts receivable related to the carve-outs of SV and carrier activities that were transferred into NSN.
Siemens Real Estate (SRE)

	Third Quarter

(€ in millions)	2007	2006	% Change

Income before income taxes	69	(29)

Revenue	416	419	(1)%

	June 30,	Sept. 30,
	2007	2006

Total assets	3,242	3,221	1%

Income before income taxes at SRE was €69 million, which benefited from higher gains on sales of real estate. A year earlier, SRE’s third-quarter result included higher vacancy charges. Total assets increased slightly compared to the level at the end of fiscal 2006.

Eliminations, reclassifications and Corporate Treasury
Income before taxes from eliminations, reclassifications and Corporate Treasury in the third quarter was €57 million compared to €528 million a year earlier. The difference resulted primarily from a €429 million positive effect under IFRS in the prior-year quarter, related to mark-to-market valuation of the cash settlement option associated with the €2.5 billion convertible bond issued by Siemens in 2003. This option was subsequently irrevocably waived, effectively eliminating further earnings effects.
Income statement highlights in the third quarter of fiscal 2007
Gross profit margin for the third quarter rose to 27.8% from 25.5% in the same period a year earlier. Gross profit climbed significantly on a combination of higher gross margin and higher revenue at a majority of Groups. Research and development (R&D) expense rose to €995 million from €848 million in the third quarter a year earlier, primarily at A&D and Med which made acquisitions between the periods under review. R&D as a percent of sales rose to 4.9% from 4.5% a year earlier. Marketing, selling and general administrative expense increased to €3.226 billion, but grew in line with revenue and remained unchanged as a percent of sales, at 16.0%.
Other operating income was €197 million compared to €108 million a year earlier. Other operating expense increased to €218 million from €94 million in the third quarter of the prior year, in part due to the higher legal and regulatory expenses mentioned above. Income (loss) from investments accounted for using the equity method, net was a negative €207 million compared to a positive €129 million in the prior-year period. The change year-over-year is due to €371 million in negative equity investment income related to NSN. Financial income, net was a negative €59 million, including higher interest expense related primarily to bonds issued between the periods under review. Financial income, net in the prior-year period was a positive €603 million, benefiting from the €429 million positive effect related to the convertible bond.
Discontinued operations posted income after income tax of €1.349 billion in the third quarter compared to €3 million in the prior-year period. The current quarter included the €1.702 billion pretax, non-cash gain associated with the transfer of Siemens’ carrier-related assets into NSN, only partially offset by the pretax €355 million impairment in the enterprise networks business.

Income and earnings per share in the first nine months of fiscal 2007
Net income for Siemens in the first nine months of fiscal 2007 was €4.112 billion, a 28% increase compared to €3.206 billion in the same period a year earlier. Basic and diluted earnings per share for the first nine months of fiscal 2007 were €4.43 and €4.26, respectively, compared to €3.43 and €3.39, respectively, in the same period a year ago. The primary factor in higher net income was Group profit from Operations. With a majority of the Groups in Operations posting higher revenue and margins year-over-year, Group profit from Operations for the first nine months rose 41%, to €5.099 billion. The current period includes negative equity investment income of €371 million related to NSN, while the prior-year period includes €396 million in severance charges at SIS. Net income for the current nine months was adversely affected by a previously disclosed first-quarter penalty of €423 million arising from a European Commission antitrust investigation involving providers of gas-isolated switchgear in the power transmission and distribution industry. Earnings at Financing and Real Estate rose to €457 million for the first nine months, from €288 million a year earlier. Corporate Treasury activities contributed earnings of €134 million compared to a loss of €14 million in the same period a year earlier, which includes a €143 million net negative effect related to the convertible bond cash settlement option.
Income from continuing operations for the first three quarters was €2.826 billion, level with the prior-year period. Basic and diluted earnings per share on a continuing basis were €3.01 and €2.91, respectively, compared to €3.04 and €3.03 in the first nine months a year earlier. Discontinued operations generated income of €1.286 billion for the first three quarters of the current fiscal year, compared to €361 million in the same period of the prior year. The increase is due primarily to the €1.702 billion gain associated with carrier assets mentioned above, partially offset by impairments of the enterprise networks business totaling €503 million. While discontinued operations in the first nine months a year earlier included €198 million in severance charges, they were more than offset by a €356 million gain on the sale of shares in Juniper Networks, Inc.

Revenue and order trends for the first nine months

	Nine months ended June 30, 2007

	New Orders			Revenue

			% change vs.			% change vs.
	location of	% change vs.	previous year	location of	% change vs.	previous year
(€ in millions)	customer	previous year	adjusted*	customer	previous year	adjusted**

Germany	12,185	4%	4%	11,349	3%	3%
Europe (other than Germany)	22,469	14%	13%	18,959	10%	9%
Americas	18,991	12%	18%	15,792	3%	8%
Asia-Pacific	10,250	6%	9%	8,729	14%	17%
Africa, Middle East, C.I.S.***	6,303	(8)%	(6)%	5,041	18%	20%

Siemens	70,198	8%	10%	59,870	8%	10%

*	Excluding currency translation and portfolio effects. Currency translation effects were: Americas (9)%, Asia-Pacific (4)%, Africa, Middle East, C.I.S. (3)% and for Siemens (3)%. The remaining difference results from portfolio effects.

**	Excluding currency translation and portfolio effects. Currency translation effects were: Americas (8)%, Asia-Pacific (4)%, Africa Middle East, C.I.S. (4)% and for Siemens (3)%. The remaining difference results from portfolio effects.

***	Commonwealth of Independent States.
In the first nine months of fiscal 2007, revenue and orders both climbed 8% compared to the same period a year earlier. Revenue rose to €59.870 billion from €55.489 billion, and orders increased to €70.198 billion from €64.852 billion a year earlier. On an organic basis, excluding currency translation effects and the net effect of acquisitions and dispositions, revenue and orders both rose 10%.
International revenue and orders for the first nine months were both up 9% year-over-year, at €48.521 billion and €58.013 billion, respectively. In Germany, revenue for the first nine months rose 3%, to €11.349 billion, and orders increased 4%, to €12.185 billion. On a regional basis, Europe outside Germany was the strongest contributor to international volume growth, with revenue rising 10%, to €18.959 billion, and orders climbing 14%, to €22.469 billion. Both revenue and orders grew in the Americas as well, where revenue for the first nine months was €15.792 billion, up 3% compared to the prior-year period, and orders of €18.991 billion were 12% higher year-over-year. On an organic basis, revenue rose 8% and orders climbed 18%. Within the region, the U.S. showed a similar pattern. Revenue rose 1% to €12.279 billion and orders increased 6% to €13.836 billion. Organic growth in the U.S. for the nine-month period included a 7% increase in revenue and 13% rise in orders.
Revenue in Asia-Pacific for the first nine months grew 14%, to €8.729 billion, and orders of €10.250 billion grew 6% compared to the prior-year period. Both periods included a similar level of major orders. Within Asia-Pacific, revenue in China rose 10%, to €3.193 billion for the first nine months, while orders of €3.742 billion came in 2% lower than a year earlier due in part to currency translation effects.

The Africa, Middle East, Commonwealth of Independent States (C.I.S.) region showed a similar development. Though nine-month orders of €6.303 billion were well above nine-month revenue of €5.041 billion, orders were 8% lower than a year earlier and revenue was 18% higher.
Cash flows and cash conversion rate for the first nine months
Operating activities provided net cash of €3.977 billion in the first nine months, compared to €2.859 billion in the same period of the prior year. These results include both continuing operations and discontinued operations. Within the total, continuing operations provided net cash of €5.573 billion, up from €3.410 billion a year earlier. Discontinued operations used net cash of €1.596 billion in the current period, including a build-up of net working capital, particularly receivables. A year earlier, discontinued operations used net cash of €551 million in the first nine months.
Investing activities used net cash of €10.177 billion in the first nine months, a substantial increase from €1.465 billion in the prior-year period. Within these results, continuing operations were the primary factor in the change year-over-year, using net cash of €9.448 billion compared to net cash used of €1.624 billion in the same period a year earlier. Discontinued operations used net cash of €729 million compared to net cash provided of €159 million in the prior-year period, which benefited from €465 million in proceeds from the Juniper share sales.

				SFS, SRE and
				Corporate
Continuing operations		Operations		Treasury *		Siemens

		Nine months ended June 30,

(€ in millions)		2007	2006	2007	2006	2007	2006

Net cash provided by (used in):
Operating activities	A	2,505	1,993	3,068	1,417	5,573	3,410
Investing activities		(8,717)	(869)	(731)	(755)	(9,448)	(1,624)
Thereof: Additions to intangible assets and property, plant and equipment	B	(1,870)	(1,927)	(445)	(525)	(2,315)	(2,452)

Free cash flow **	A+B	635	66	2,623	892	3,258	958

*	Also includes eliminations and reclassifications.

**	Free cash flow from continuing operations is presented in the table “Segment information.”

Within Operations, net cash provided by operating activities from continuing operations in the first nine months increased to €2.505 billion from €1.993 billion a year earlier. The rise year-over-year is due primarily to a significantly lower increase in net working capital compared to the prior-year period, even with a substantial increase in receivables at SV related to its carve-out. The current period also includes the €419 million penalty payment mentioned earlier. Within Financing and Real Estate and Corporate Treasury, the change in net cash provided by operating activities from continuing operations year-over-year was due primarily to accounts receivable related to the carve-outs of SV and the carrier activities transferred into NSN.
Investing activities in continuing operations used €8.717 billion within Operations in the first nine months, including €4.2 billion for the Bayer acquisition at Med, €2.7 billion for the acquisition of UGS Corp. at A&D, and the acquisition of AG Kühnle, Kopp & Kausch at PG. In contrast, net cash used of €869 million during the prior-year period benefited from €1.127 billion in proceeds from the Infineon share sales.
Free cash flow from continuing operations for Siemens was €3.258 billion during the first nine months, a significant increase from €958 million in the same period a year earlier. The change year-over-year is due to the increase in net cash provided by operating activities mentioned above, combined with lower spending for additions to intangible assets and property, plant and equipment. Siemens’ cash conversion rate, calculated as free cash flow from continuing operations divided by income from continuing operations, improved to 1.15 for the first nine months of fiscal 2007 from 0.34 in the same period a year earlier.
Financing activities in the first nine months included €2.4 billion (€1.4 billion nominal) in cash used to buy back a portion of the €2.5 billion convertible bond mentioned earlier. Redemption of outstanding convertible notes is scheduled for the fourth quarter (see “Subsequent Events” below.)
Funding status of pension plans
The estimated underfunding of Siemens’ principal pension plans as of June 30, 2007, amounted to only approximately €0.2 billion compared to an underfunding of approximately €2.9 billion at the end of fiscal 2006. The significant improvement in funding status is primarily due to an increase in the discount rate assumption at June 30, 2007, reducing Siemens’ estimated defined benefit obligation, and furthermore due to the actual return on plan assets and regular contributions, increasing the fair value of plan assets.

Altogether this by far outbalanced the negative effect of service and interest cost on the defined benefit obligation. The negative impact of increases in interest rates on fixed income investments was largely offset by strong performance in equity markets resulting in an actual return on plan assets of €1.096 billion during the last nine months. This represents a 6.3% return on an annualized basis, compared to the expected annual return of 6.5%.
Subsequent events
Siemens AG has signed an agreement with Continental AG, Hanover, Germany, to sell its entire stake in Siemens VDO Automotive AG. The price is €11.4 billion. The closing of the transaction is subject to approval by the responsible antitrust authorities and other closing conditions and is expected in the current calendar year. Preparations for the planned IPO of Siemens VDO Automotive AG will be terminated.
Siemens has signed a merger agreement with US-based Dade Behring Inc., a leading clinical laboratory diagnostics company. Siemens intends to acquire all outstanding shares of Dade Behring by submitting a cash offer to the Dade Behring shareholders of US$77 per common share. The planned acquisition has a total transaction volume of approximately US$7 billion (roughly €5 billion). Closing is expected in the second quarter of fiscal year 2008. Completion of the merger is subject to receipt of regulatory approvals and other customary closing conditions.
On July 16, 2007, Siemens gave notice of irrevocable early redemption of the remaining amount of its outstanding convertible notes. Redemption was set for August 17, 2007, to be conducted through Siemens’ wholly owned Dutch subsidiary, Siemens B.V.

All figures are preliminary and unaudited. Reconciliation and Definitions of our Non-GAAP Measures are available on our Investor Relations website under www.siemens.com/ir, Financial Publications, Quarterly Reports.
This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings. An update of Siemens’ annual Form 20-F disclosure regarding legal proceedings is provided in the Interim Report.
Note: Beginning at 15:30 a.m. CEST on July 25, 2006, the telephone conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/conferencecall. The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well. Starting at 18:00 CEST, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall.
IFRS Conversion
Beginning with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS). For the years prior to fiscal 2007, Siemens prepared its primary financial reporting according to United States Generally Accepted Accounting Principles (U.S. GAAP). As part of its transition to IFRS, Siemens has published IFRS Consolidated Financial Statements for fiscal 2006 and fiscal 2005 as supplemental information to its U.S. GAAP figures. This document is available at www.siemens.com/investors, where you can also find a presentation explaining major differences between IFRS and U.S. GAAP in Siemens financial results.

Siemens AG	Reference number: AXX200707.XX e
Corporate Communications	Wolfram Trost
Media Relations	80312 Munich
80312 Munich	Tel.: +49 89 636-34794 Fax: -32825
E-mail: wolfram.trost@siemens.com

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended June 30, 2007 and 2006 and as of September 30, 2006
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
					Intersegment						Net capital						and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		Free Cash Flow(3)				and equipment		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	6/30/07	9/30/06	2007		2006		2007	2006	2007	2006
Operations Groups
Siemens IT Solutions and Services (SIS) (5)	1,094	1,189	878	907	379	311	1,257	1,218	66	(92)	393	18	(64)		158		48	68	65	88
Automation and Drives (A&D)	4,270	3,590	3,484	2,879	401	380	3,885	3,259	507	404	7,375	3,837	520		380		114	101	99	75
Industrial Solutions and Services (I&S)	2,502	1,744	1,885	1,990	264	242	2,149	2,232	95	76	1,368	1,279	53		29		21	26	25	30
Siemens Building Technologies (SBT)	1,269	1,142	1,137	1,096	24	26	1,161	1,122	80	36	1,831	1,764	72		(48)		24	10	28	27
Power Generation (PG)	3,942	2,475	2,854	2,630	9	5	2,863	2,635	290	219	1,605	1,945	632		209		44	69	55	53
Power Transmission and Distribution (PTD)	2,392	2,075	1,792	1,597	130	121	1,922	1,718	152	102	2,050	1,701	20		33		31	35	32	28
Transportation Systems (TS)	658	1,550	1,002	971	4	15	1,006	986	24	17	(26)	111	(16)		(174)		12	30	14	14
Siemens VDO Automotive (SV)	2,719	2,600	2,727	2,600	4	4	2,731	2,604	214	155	5,175	3,767	(972)		65		106	109	108	102
Medical Solutions (Med)	2,517	2,088	2,424	1,825	7	12	2,431	1,837	307	234	8,631	4,975	372		206		109	77	113	58
Osram	1,124	1,089	1,109	1,069	15	20	1,124	1,089	116	111	2,068	1,976	108		98		68	69	62	65
Strategic Equity Investments (SEI) (6)	—	—	—	—	—	—	—	—	(301)	49	5,051	1,008	76		63		—	—	—	—
Other Operations	670	1,066	576	829	105	124	681	953	(46)	(80)	194	201	(107)		(101)		42	46	27	39

Total Operations Groups	23,157	20,608	19,868	18,393	1,342	1,260	21,210	19,653	1,504	1,231	35,715	22,582	694		918		619	640	628	579
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,243)	(1,151)	43	20	(1,299)	(1,193)	(1,256)	(1,173)	(421)	(31)	(3,014)	(6,584)	(984	)(7)	(420	)(7)	2	(9)	(5)	(6)
Other interest expense	—	—	—	—	—	—	—	—	(174)	(79)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	53,043	64,224	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	21,914	19,457	19,911	18,413	43	67	19,954	18,480	909	1,121	85,744	80,222	(290)		498		621	631	623	573

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	168	167	151	140	17	27	168	167	57	64	8,705	10,543	(25)		16		117	126	66	63
Siemens Real Estate (SRE)	416	419	114	136	302	283	416	419	69	(29)	3,242	3,221	(20)		(7)		45	72	37	47
Eliminations	(3)	(1)	—	—	(3)	(1)	(3)	(1)	—	—	(581)	(462)	59	(7)	68	(7)	—	—	—	—

Total Financing and Real Estate	581	585	265	276	316	309	581	585	126	35	11,366	13,302	14		77		162	198	103	110

Eliminations, reclassifications and Corporate Treasury	(348)	(386)	—	—	(359)	(376)	(359)	(376)	57	528	(5,121)	(5,793)	1,184	(7)	275	(7)	—	—	—	—

Siemens	22,147	19,656	20,176	18,689	—	—	20,176	18,689	1,092	1,684	91,989	87,731	908		850		783	829	726	683

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment.

(5)	SIS was created effective April 1, 2007 and consists primarily of the activities of the former segment Siemens Business Services that were bundled with other corporate information technology (IT) activities. Prior-year information was reclassified for comparability purposes.

(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Beginning in the third quarter of fiscal 2007, the Siemens investment in Nokia Siemens Networks is also reported in SEI.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the nine months ended June 30, 2007 and 2006 and as of September 30, 2006
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
					Intersegment						Net capital						and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		Free Cash Flow(3)				and equipment		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	6/30/07	9/30/06	2007		2006		2007	2006	2007	2006
Operations Groups
Siemens IT Solutions and Services (SIS) (5)	3,561	4,308	2,877	3,360	1,045	909	3,922	4,269	172	(501)	393	18	(193)		(650)		165	216	207	226
Automation and Drives (A&D)	12,443	10,792	9,765	8,361	1,221	1,071	10,986	9,432	1,483	1,148	7,375	3,837	1,048		788		328	277	243	216
Industrial Solutions and Services (I&S)	7,993	6,896	5,635	5,641	759	701	6,394	6,342	285	221	1,368	1,279	165		195		60	69	81	91
Siemens Building Technologies (SBT)	4,019	3,833	3,642	3,330	67	63	3,709	3,393	252	146	1,831	1,764	189		(44)		93	93	94	81
Power Generation (PG)	13,976	9,794	8,631	7,145	30	17	8,661	7,162	789	657	1,605	1,945	1,398		524		137	165	166	156
Power Transmission and Distribution (PTD)	8,014	6,345	5,033	4,335	373	335	5,406	4,670	425	261	2,050	1,701	124		51		111	100	79	87
Transportation Systems (TS)	2,591	5,430	3,214	2,993	26	54	3,240	3,047	129	53	(26)	111	238		64		32	90	41	38
Siemens VDO Automotive (SV)	7,811	7,660	7,827	7,656	9	11	7,836	7,667	529	489	5,175	3,767	(754)		221		288	369	326	308
Medical Solutions (Med)	7,272	6,340	6,965	5,834	38	34	7,003	5,868	943	737	8,631	4,975	862		577		321	217	318	182
Osram	3,487	3,453	3,441	3,394	46	59	3,487	3,453	364	370	2,068	1,976	228		312		208	209	185	195
Strategic Equity Investments (SEI) (6)	—	—	—	—	—	—	—	—	(150)	150	5,051	1,008	76		63		—	—	—	—
Other Operations	2,243	3,106	1,914	2,549	307	379	2,221	2,928	(122)	(109)	194	201	(247)		(367)		110	141	85	100

Total Operations Groups	73,410	67,957	58,944	54,598	3,921	3,633	62,865	58,231	5,099	3,622	35,715	22,582	3,134		1,734		1,853	1,946	1,825	1,680
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,901)	(3,779)	117	59	(3,757)	(3,480)	(3,640)	(3,421)	(1,273)	(50)	(3,014)	(6,584)	(2,499	)(7)	(1,668	)(7)	17	(19)	(15)	(10)
Other interest expense	—	—	—	—	—	—	—	—	(428)	(257)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	53,043	64,224	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	69,509	64,178	59,061	54,657	164	153	59,225	54,810	3,398	3,315	85,744	80,222	635		66		1,870	1,927	1,810	1,670

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	523	476	458	410	64	66	522	476	277	186	8,705	10,543	55		40		316	323	193	176
Siemens Real Estate (SRE)	1,251	1,259	351	422	900	837	1,251	1,259	180	102	3,242	3,221	(12)		(65)		129	202	114	139
Eliminations	(10)	(7)	—	—	(10)	(7)	(10)	(7)	—	—	(581)	(462)	159	(7)	206	(7)	—	—	—	—

Total Financing and Real Estate	1,764	1,728	809	832	954	896	1,763	1,728	457	288	11,366	13,302	202		181		445	525	307	315

Eliminations, reclassifications and Corporate Treasury	(1,075)	(1,054)	—	—	(1,118)	(1,049)	(1,118)	(1,049)	134	(14)	(5,121)	(5,793)	2,421	(7)	711	(7)	—	—	—	—

Siemens	70,198	64,852	59,870	55,489	—	—	59,870	55,489	3,989	3,589	91,989	87,731	3,258		958		2,315	2,452	2,117	1,985

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment.

(5)	SIS was created effective April 1, 2007 and consists primarily of the activities of the former segment Siemens Business Services that were bundled with other corporate information technology (IT) activities. Prior-year information was reclassified for comparability purposes.

(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Beginning in the third quarter of fiscal 2007, the Siemens investment in Nokia Siemens Networks is also reported in SEI.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three months ended June 30, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	20,176	18,689	(359)	(376)	19,954	18,480	581	585
Cost of goods sold and services rendered	(14,576)	(13,915)	359	376	(14,451)	(13,771)	(484)	(520)

Gross profit	5,600	4,774	—	—	5,503	4,709	97	65
Research and development expenses	(995)	(848)	—	—	(995)	(848)	—	—
Marketing, selling and general administrative expenses	(3,226)	(2,988)	(1)	(3)	(3,145)	(2,896)	(80)	(89)
Other operating income	197	108	(6)	(21)	127	92	76	37
Other operating expense	(218)	(94)	(1)	2	(212)	(84)	(5)	(12)
Income from investments accounted for using the equity method, net	(207)	129	—	—	(218)	118	11	11
Financial income (expense), net	(59)	603	65	550	(151)	30	27	23

Income from continuing operations before income taxes	1,092	1,684	57	528	909	1,121	126	35
Income taxes (1)	(376)	(343)	(18)	(111)	(315)	(225)	(43)	(7)

Income from continuing operations	716	1,341	39	417	594	896	83	28
Income from discontinued operations, net of income taxes	1,349	3	—	—	1,349	3	—	—

Net income	2,065	1,344	39	417	1,943	899	83	28

Attributable to:
Minority interest	39	49
Shareholders of Siemens AG	2,026	1,295
Basic earnings per share
Income from continuing operations	0.75	1.45
Income from discontinued operations	1.50	—

Net income	2.25	1.45

Diluted earnings per share
Income from continuing operations	0.74	1.11
Income from discontinued operations	1.44	—

Net income	2.18	1.11

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited)
For the three months ended June 30, 2007 and 2006
(in millions of €)

	Siemens
	2007	2006
Net income	2,065	1,344
Currency translation differences	47	(353)
Available-for-sale financial assets	(12)	(120)
Derivative financial instruments	(17)	107
Actuarial gains and losses on pension plans and similar commitments	1,144	178
Revaluation effect related to step acquisitions	—	3

Total income and expense recognized directly in equity, net of tax (2) (3)	1,162	(185)

Total income and expense recognized in equity	3,227	1,159

Attributable to:
Minority interest	86	21
Shareholders of Siemens AG	3,141	1,138

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €(1) and €(35) in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €47 and €(28) in 2007 and 2006, respectively, relating to currency translation differences.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the nine months ended June 30, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	59,870	55,489	(1,118)	(1,049)	59,225	54,810	1,763	1,728
Cost of goods sold and services rendered	(43,804)	(41,417)	1,118	1,049	(43,493)	(40,993)	(1,429)	(1,473)

Gross profit	16,066	14,072	—	—	15,732	13,817	334	255
Research and development expenses	(2,650)	(2,496)	—	—	(2,650)	(2,496)	—	—
Marketing, selling and general administrative expenses	(9,177)	(9,098)	(2)	(4)	(8,910)	(8,841)	(265)	(253)
Other operating income	537	502	(46)	(65)	386	378	197	189
Other operating expense	(880)	(163)	(3)	1	(861)	(145)	(16)	(19)
Income from investments accounted for using the equity method, net	143	468	—	—	89	426	54	42
Financial income (expense), net	(50)	304	185	54	(388)	176	153	74

Income (loss) from continuing operations before income taxes	3,989	3,589	134	(14)	3,398	3,315	457	288
Income taxes (1)	(1,163)	(744)	(39)	3	(991)	(687)	(133)	(60)

Income (loss) from continuing operations	2,826	2,845	95	(11)	2,407	2,628	324	228
Income from discontinued operations, net of income taxes	1,286	361	—	—	1,286	361	—	—

Net income (loss)	4,112	3,206	95	(11)	3,693	2,989	324	228

Attributable to:
Minority interest	151	152
Shareholders of Siemens AG	3,961	3,054
Basic earnings per share
Income from continuing operations	3.01	3.04
Income from discontinued operations	1.42	0.39

Net income	4.43	3.43

Diluted earnings per share
Income from continuing operations	2.91	3.03
Income from discontinued operations	1.35	0.36

Net income	4.26	3.39

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited)
For the nine months ended June 30, 2007 and 2006
(in millions of €)

	Siemens
	2007	2006
Net income	4,112	3,206
Currency translation differences	(214)	(374)
Available-for-sale financial assets	(14)	(247)
Derivative financial instruments	36	60
Actuarial gains and losses on pension plans and similar commitments	1,769	1,015
Revaluation effect related to step acquisitions	3	3

Total income and expense recognized directly in equity, net of tax (2) (3)	1,580	457

Total income and expense recognized in equity	5,692	3,663

Attributable to:
Minority interest	183	123
Shareholders of Siemens AG	5,509	3,540

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €(31) and €(34) in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €32 and €(29) in 2007 and 2006, respectively, relating to currency translation differences.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the nine months ended June 30, 2007 and 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Cash flows from operating activities
Net income (loss)	4,112	3,206	95	(11)	3,693	2,989	324	228
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	2,740	2,308	—	—	2,428	1,983	312	325
Income taxes	990	666	39	(3)	818	609	133	60
Interest (income) expense, net	114	(135)	(238)	(326)	444	296	(92)	(105)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(2,007)	(122)	—	—	(1,884)	(15)	(123)	(107)
(Gains) on sales of investments, net (1)	(84)	(95)	—	—	(52)	(89)	(32)	(6)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	2	(486)	—	—	2	(486)	—	—
(Income) from investments (1)	(198)	(448)	—	—	(95)	(401)	(103)	(47)
Other non-cash (income) expenses	74	332	2	272	84	75	(12)	(15)
Change in current assets and liabilities
(Increase) decrease in inventories	(1,487)	(2,927)	—	(1)	(1,460)	(2,896)	(27)	(30)
(Increase) decrease in trade and other receivables	(709)	(5)	2,347	419	(3,043)	(463)	(13)	39
(Increase) decrease in other current assets	(199)	(261)	(9)	(17)	(269)	(378)	79	134
Increase (decrease) in trade payables	61	(393)	(45)	2	122	(404)	(16)	9
Increase (decrease) in current provisions	(226)	(147)	—	(2)	(203)	(157)	(23)	12
Increase (decrease) in other current liabilities	2,103	1,579	354	238	1,724	1,313	25	28
Change in other assets and liabilities	(943)	(105)	(239)	70	(678)	(143)	(26)	(32)
Income taxes paid	(1,210)	(876)	(41)	(74)	(1,030)	(728)	(139)	(74)
Dividends received	266	288	—	—	194	267	72	21
Interest received	578	480	156	129	114	85	308	266

Net cash provided by operating activities — continuing and discontinued operations	3,977	2,859	2,421	696	909	1,457	647	706
Net cash provided by operating activities — continuing operations	5,573	3,410	2,421	711	2,505	1,993	647	706
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,499)	(2,716)	—	—	(2,054)	(2,191)	(445)	(525)
Acquisitions, net of cash acquired	(7,349)	(638)	—	—	(7,349)	(635)	—	(3)
Purchases of investments (1)	(162)	(331)	—	—	(156)	(313)	(6)	(18)
Purchases of current available-for-sale financial assets	(34)	(77)	—	—	(17)	(70)	(17)	(7)
(Increase) decrease in receivables from financing activities	(553)	(394)	(2,382)	(413)	—	—	1,829	19

Proceeds from sales of investments, intangibles and property, plant and equipment (1)	647	665	—	—	364	473	283	192
Proceeds from disposals of businesses	(262)	(87)	—	—	(262)	(87)	—	—
Proceeds from sales of current available-for-sale financial assets	35	2,113	—	—	28	2,113	7	—

Net cash provided by (used in) investing activities — continuing and discontinued operations	(10,177)	(1,465)	(2,382)	(413)	(9,446)	(710)	1,651	(342)
	(9,448)	(1,624)	(2,382)	(413)	(8,717)	(869)	1,651	(342)

Cash flows from financing activities
Proceeds from issuance of common stock	798	—	—	—	798	—	—	—
Purchase of common stock	(101)	(389)	—	—	(101)	(389)	—	—
Proceeds from re-issuance of treasury stock	66	286	—	—	66	286	—	—
Proceeds from issuance of debt	—	833	—	833	—	—	—	—
Repayment of debt	(3,381)	(4)	(3,381)	(4)	—	—	—	—
Change in short-term debt	6,759	(1,118)	6,805	(550)	5	(422)	(51)	(146)
Interest paid	(881)	(361)	(745)	(226)	(94)	(86)	(42)	(49)
Dividends paid	(1,292)	(1,201)	—	—	(1,292)	(1,201)	—	—
Dividends paid to minority shareholders	(119)	(115)	—	—	(119)	(115)	—	—
Intragroup financing	—	—	(8,028)	(494)	10,201	675	(2,173)	(181)

Net cash provided by (used in) financing activities	1,849	(2,069)	(5,349)	(441)	9,464	(1,252)	(2,266)	(376)
Effect of exchange rates on cash and cash equivalents	3	(72)	(5)	(27)	7	(45)	1	—
Net increase (decrease) in cash and cash equivalents	(4,348)	(747)	(5,315)	(185)	934	(550)	33	(12)
Cash and cash equivalents at beginning of period	10,214	8,121	9,072	6,603	1,109	1,471	33	47

Cash and cash equivalents at end of period	5,866	7,374	3,757	6,418	2,043	921	66	35
Less: Cash and cash equivalents of discontinued operations at end of period	612	—	—	—	612	—	—	—

Cash and cash equivalents of continuing operations at end of period	5,254	7,374	3,757	6,418	1,431	921	66	35

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

SIEMENS
CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
As of June 30, 2007 and September 30, 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	6/30/07	9/30/06	6/30/07	9/30/06	6/30/07	9/30/06	6/30/07	9/30/06
ASSETS
Current assets
Cash and cash equivalents	5,254	10,214	3,757	9,072	1,431	1,109	66	33
Available-for-sale financial assets	526	596	354	416	143	160	29	20
Trade and other receivables	16,225	15,148	—	—	14,217	10,885	2,008	4,263
Other current financial assets	3,150	2,370	236	145	1,853	1,314	1,061	911
Intragroup receivables	—	—	(9,730)	(15,736)	9,686	15,680	44	56
Inventories	14,555	12,790	(3)	(2)	14,475	12,735	83	57
Income tax receivables	479	458	2	2	438	445	39	11
Other current assets	1,551	1,274	—	48	1,415	1,122	136	104
Assets classified as held for disposal	2,241	7,164	(4)	(21)	2,225	7,180	20	5

Total current assets	43,981	50,014	(5,388)	(6,076)	45,883	50,630	3,486	5,460

Goodwill	14,144	9,689	—	—	14,013	9,557	131	132
Other intangible assets	4,955	3,385	—	—	4,941	3,368	14	17
Property, plant and equipment	12,441	12,072	—	—	8,772	8,310	3,669	3,762
Investments accounted for using the equity method	7,282	2,956	—	—	7,043	2,738	239	218
Other financial assets	5,600	5,042	386	215	1,526	1,232	3,688	3,595
Intragroup receivables	—	—	(257)	(348)	257	348	—	—
Deferred tax assets	2,861	3,860	137	222	2,619	3,532	105	106
Other assets	725	713	1	194	690	507	34	12

Total assets	91,989	87,731	(5,121)	(5,793)	85,744	80,222	11,366	13,302

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	7,741	2,175	7,000	1,433	562	530	179	212
Trade payables	8,749	8,443	—	28	8,488	8,140	261	275
Other current financial liabilities	2,564	1,035	934	508	1,553	483	77	44
Intragroup liabilities	—	—	(20,027)	(16,406)	15,459	9,886	4,568	6,520
Current provisions	3,953	3,859	—	—	3,882	3,770	71	89
Income tax payables	1,467	1,487	14	2	1,404	1,468	49	17
Other current liabilities	17,470	16,485	165	227	17,093	15,974	212	284
Liabilities associated with assets classified as held for disposal	1,658	5,385	(2)	(16)	1,660	5,401	—	—

Total current liabilities	43,602	38,869	(11,916)	(14,224)	50,101	45,652	5,417	7,441

Long-term debt	11,062	13,122	9,978	11,946	650	744	434	432
Pension plans and similar commitments	2,394	5,083	—	—	2,392	5,081	2	2
Deferred tax liabilities	125	102	(420)	(397)	117	95	428	404
Provisions	1,866	1,858	—	—	1,757	1,761	109	97
Other financial liabilities	378	248	118	19	210	177	50	52
Other liabilities	2,472	2,174	9	41	2,386	2,054	77	79
Intragroup liabilities	—	—	(2,890)	(3,178)	2	434	2,888	2,744

Total liabilities	61,899	61,456	(5,121)	(5,793)	57,615	55,998	9,405	11,251

Equity
Common stock, no par value (1)	2,708	2,673
Additional paid-in capital	5,314	5,662
Retained earnings	21,523	17,082
Other components of equity	(68)	156
Treasury shares, at cost (2)	—	—

Total equity attributable to shareholders of Siemens AG	29,477	25,573

Minority interest	613	702

Total equity	30,090	26,275	—	—	28,129	24,224	1,961	2,051

Total liabilities and equity	91,989	87,731	(5,121)	(5,793)	85,744	80,222	11,366	13,302

(1)	Authorized: 1,126,217,871 and 1,116,087,241 shares, respectively.
Issued: 902,507,871 and 891,087,241 shares, respectively.

(2)	134 and 415 shares, respectively.

Munich, July 25, 2007
Legal proceedings — Third Quarter of Fiscal 2007
As previously reported, Munich public prosecutors are conducting an investigation of certain current and former employees of Siemens AG and its consolidated subsidiaries (Siemens or the Company) on suspicion of embezzlement, bribery and tax evasion. Arrest warrants were issued for former and currently suspended employees of our Com business Group who were taken into custody, questioned and later released. In December 2006, the former Chief Executive Officer (CEO) of Com was arrested, questioned and released. Siemens’ former Chief Financial Officer (CFO) was interrogated as a suspect by the public prosecutor. Both of these individuals are former members of the Corporate Executive Committee of Siemens.
On March 26, 2007, the Munich public prosecutors conducted further searches of the Company’s premises and of private residences in Munich and executed additional arrest warrants for a current and a former employee of Com. The individuals were later released and the current employee has since been suspended. On May 6, 2007, arrest warrants were executed for the CEO and CFO of Siemens Nigeria, who were later released. The Munich public prosecutors’ investigation as well as related investigations in Switzerland, Italy, Greece and other countries are ongoing. The Company has learned that Liechtenstein prosecutors have transferred the previously reported investigation to Swiss and Munich prosecutors.
The Company is also aware of several other investigations by authorities in several jurisdictions relating to allegations that certain former and current employees of Com and other Groups as well as certain regional companies made improper payments.
As previously reported, the U.S. Department of Justice (DOJ) is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with these matters and other allegations of corruption. During the second quarter of fiscal 2007, Siemens was advised that the U.S. Securities and Exchange Commission’s (SEC) enforcement division had converted its informal inquiry into these matters into a formal investigation.
As previously reported, the SEC is also investigating possible violations of U.S. law by Siemens in connection with the Oil-for-Food Program. This matter is also a subject of the investigation of the DOJ.
As previously reported, the Company has engaged Debevoise & Plimpton LLP (Debevoise), an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board (formerly the Audit Committee, as described below) and is being assisted by forensic accountants from the international accounting firm Deloitte & Touche. Debevoise’s investigation of allegations of corruption at Com is ongoing. The scope of the independent investigation also includes an investigation of potential anti-corruption violations at the Company’s other Groups and at regional Siemens subsidiaries, which was launched during the third quarter of fiscal 2007.
As previously reported, on February 2, 2007, an alleged holder of American Depositary Shares of the Company filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of the Company’s Managing and Supervisory Boards as well as against the Company as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.
As a result of the above described matters and as a part of its policy of cooperation, Siemens contacted the World Bank and offered to assist the World Bank in any matter that might be of interest to the World Bank. Since that time, Siemens has been in contact with the World Bank Department of Institutional Integrity and intends to continue its policy of cooperation.
In addition to the independent investigation being conducted by Debevoise, the Company has also continued to conduct its own analysis of issues raised by allegations of violations of anti-corruption legislation. As previously reported, within Com a number of Business Consultant Agreements (BCAs) have been identified. We have identified a multitude of payments made in connection with these contracts for which we have not yet been able either to establish a valid business purpose or to clearly identify the recipient. These payments raise concerns in particular under the Foreign Corrupt Practices Act (FCPA) in the United States, anti-corruption legislation in Germany and similar legislation in other countries. The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. As previously reported, our investigation determined that certain of these payments were nondeductible under German tax regulations, and accordingly, we have recorded additional income tax charges in our financial statements for fiscal 2006 to reflect the correct tax treatment of these expenses. See Note 36 to the IFRS Consolidated Financial Statements as of September 30, 2006 for a further discussion. The Company has already reported this issue to the German tax authorities.
The current status of the Company’s analysis is as follows:
•	During the third quarter of fiscal 2007, the Company continued to analyze payments under the BCAs identified at year-end of fiscal 2006 and payments under BCAs subsequently identified at Com. The Company is in the process of completing a Company-wide collection of BCAs, and is currently also conducting an analysis of BCAs and related payments at five other Groups (PG, PTD, TS, Med and I&S). The Company has recently commenced the analysis of BCAs and related payments at the remaining Groups and in selected regional companies. As a result, the Company has identified a significant increase in the total amount of BCA payments under review. The Company is currently analyzing the deductibility for tax purposes of these payments.

•	During the third quarter of fiscal 2007, the Company continued its analysis of cash and check payments at Com which may relate to BCAs, and which may also raise concerns under the FCPA and anti-corruption legislation in Germany and other countries. In the third quarter of fiscal 2007, the Company also commenced internal inquiries regarding similar cash payments at other Groups. As a result of these inquiries, which are ongoing, the Company has to date identified a significant volume of payments for which limited documentation is available, which relate to another Group and were made through a bank account in Liechtenstein. The Company is currently analyzing the deductibility for tax purposes of these payments.

•	As a result of the investigations and through cooperation with the public prosecutors, the Company has become aware of additional bank accounts and cash funds at various locations that were not recorded in the Company’s balance sheet. The Company is currently investigating the origin and ownership of the assets contained in these bank accounts and cash funds.
Due to the ongoing status of the Company’s own analyses described above and the investigations, including the extension of the independent investigation to the other Groups, substantial uncertainties remain. The preliminary financial information as of June 30, 2007 does not reflect any substantial change in tax assets and liabilities with respect to the BCAs and other payments under review. However, the total volume of additional BCA and cash payments that raises potential issues of tax deductibility and that is currently under review by the Company is significantly in excess of the amount of BCA payments under review at year-end of fiscal 2006. Depending on the results of the analyses and investigations, the Company anticipates that changes in tax assets and liabilities, including the recording of additional tax charges in respect of current and prior periods beyond those reflected in our financial statements for fiscal 2006, may be necessary. Such charges, as well as the further results from the ongoing analyses and investigations, could be material both quantitatively and qualitatively for our financial statements.
Siemens currently cannot exclude the possibility that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities may also be negatively affected, particularly due to imposed penalties, compensatory damages or the exclusion from public procurement contracts. To date, no charges or provisions for any such penalties or damages have been accrued as management does not yet have enough information to reasonably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary.
The first nine months of fiscal 2007 include a total of €188 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.

The Company has taken a number of significant steps to improve its compliance procedures and internal controls in response to the allegations of corruption. Among the initiatives the Company has implemented or is in the process of implementing are:
•	The Supervisory Board of the Company has formed a Compliance Committee of the Supervisory Board, which oversees the ongoing investigations and remediation activities of the Company. The Compliance Committee is composed of the members of the Audit Committee of the Supervisory Board and is chaired by the chairman of the Supervisory Board.

•	The Managing Board has engaged an external attorney to act as an independent “ombudsman” and to provide a protected communication channel for Siemens employees and third parties.

•	The Company is in the process of establishing a Corporate Disciplinary Committee to consider and impose appropriate disciplinary measures in cases where suspicions of violations of law or Company policies, or other misconduct have been substantiated.

•	The Company’s office of corporate compliance has been organizationally embedded in the legal department.

•	The Company’s audit and compliance departments and an internal task force are continuing their internal analysis and the review of our compliance and internal control system for gaps and any possibilities of circumvention, including by conducting internal control remediation visits in selected regions.

•	The Company is in the process of enhancing internal controls through centralization of its bank accounts and cash payment systems.

•	The Company has implemented a moratorium on entering into new BCAs as well as new payments under existing BCAs. Any exceptions require the prior written consent of relevant senior management as well as the written consent of the Company’s chief compliance officer based on a review of the agreements in question. As part of this policy, the Company is in an ongoing process of reviewing existing BCAs for purposes of compliance risk in connection with their continued performance. In certain cases, the Company terminated BCAs.

•	The Company is in the process of enhancing its anti-corruption policies. The Company has adopted, and is in the process of implementing, a new policy regarding anti-public-corruption compliance. The Company is further developing and implementing anti-corruption policies applicable to specific activities, such as the retention of intermediaries who interact with the government on Siemens’ behalf and the provision of gifts and hospitality.

•	The Company is continuing the roll-out of a formal program of anti-corruption and other legal compliance training for management, group and regional compliance officers and other employees.
As previously announced, the former Chief Compliance Officer resigned his post effective July 1, 2007 and the General Counsel has assumed the role of Chief Compliance Officer. The Company is in the process of recruiting a new Chief Compliance Officer.
As previously reported, the Company has engaged an independent compliance advisor in order to consult the Managing Board and the Compliance Committee with regard to the future structure of the compliance organization, the execution of compliance reviews, the review of related guidelines and controls including potential improvement measures, and the associated communication and training. The independent compliance advisor provides periodic status reports to the Managing Board and Audit Committee.
As previously reported, on February 14, 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of breach of fiduciary duties (Untreue) against Siemens, tax evasion and a violation of the German Works Council Constitution Act. The investigation relates to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The prosecutors are investigating payments made during the period 2001 to 2006 for which Siemens may not have received appropriate services in return. The former head of AUB was arrested in February 2007. On March 27, 2007, a second search was conducted at the Company’s premises in Munich and an arrest warrant was issued for a member of the Company’s Corporate Executive Committee, in connection with this investigation, who was taken into custody. In addition to the member of the Corporate Executive Committee, other current and former members of the Company’s senior management were named as suspects in this matter. On April 4, 2007, the member of the Corporate Executive Committee posted bail in the amount of €5.0 million and was released from custody. In this connection, a bank issued a bond (Bankbürgschaft) in the amount of €5.0 million, €4.5 million of which was guaranteed by the Company pursuant to provisions of German law. The member of the Corporate Executive Committee has provided the Company a personal undertaking to cooperate with and fully support the independent investigation conducted by Debevoise and to repay all costs incurred and payments made by the Company in connection with the bank guarantee in the event he is found to have violated his obligations to the Company in connection with the facts under investigation by the Nuremberg prosecutors. The investigation into the allegations involving the Company’s relationship with the former head of AUB and AUB has also been included within the scope of the investigation being conducted by Debevoise. On April 2, 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act (Betriebsverfassungsgesetz) by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils.
As previously reported, Italian and German prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the patteggiamento by the charged employees and Siemens AG (plea bargaining procedure without the admission of guilt or responsibility) entered into force on November 11, 2006. In March 2006, prosecutors in Germany brought charges against two other former employees not covered by the patteggiamento. The Regional Court of Darmstadt has sentenced one former employee to two years in prison suspended on probation on counts of commercial bribery and violation of the company’s trust. Another former employee, whose employment with Siemens had ended a few years before the events that formed the basis for the bribery, was sentenced to nine months in prison suspended on probation on counts of aiding and abetting commercial bribery. In connection with these sentences, Siemens AG was ordered to disgorge €38 million of profits. The prosecutors and both defendants have appealed the decision of the Regional Court of Darmstadt. Siemens AG has appealed the decision with respect to the calculation of the disgorgement amount only.
As previously reported, in April 2007, Siemens and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007 to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. As previously reported, the fine imposed on Siemens amounted to €396.6 million. The fine imposed on VA Tech, which Siemens acquired in July 2005, amounted to €22.1 million. Furthermore, VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million. More recently, the New Zealand, South African and Slovak competition authorities informed Siemens about investigations regarding possible antitrust violations in their respective local markets for high-voltage gas-insulated switchgear.
As previously reported, on December 12, 2006, the Japanese Fair Trade Commission (FTC) searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the on-going investigation.
As previously reported, on February 8, 2007, Siemens Medical Solutions USA, Inc. (SMS) announced that it had reached an agreement with the U.S. Attorney’s Office for the Northern District of Illinois to settle allegations made in an indictment filed in January 2006. The agreement resolves all allegations made against SMS in the Indictment. Under the agreement, SMS has plead guilty to a single federal criminal charge of obstruction of justice in connection with civil litigation that followed a competitive bid to provide radiology equipment to Cook County Hospital in 2000. In addition, SMS agreed to pay a fine of U.S.$1 million and restitution of approximately U.S.$1.5 million.
As previously reported, in February 2007, the European Commission launched an investigation into possible anti-trust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. We are cooperating with the ongoing investigation of the European Commission. The European Commission has not announced a schedule for the completion of the investigation.
As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible anti-trust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. We are cooperating with the ongoing investigation of the Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.

As previously reported, on February 8, 2007, the French Competition Authority (Direction Generale de la Concurrence) searched the offices of at least three producers of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, in connection with an investigation into possible anti-trust violations. Siemens Transportation Systems S.A.S. is cooperating with the French Competition Authority in the ongoing investigation.
As previously reported, in April 2007, the Polish Competition Authority launched an investigation against Siemens Poland regarding possible anti-trust violations in the market for the maintenance of diagnostic medical equipment. We are cooperating with the ongoing investigation of the Authority.
As previously reported, we requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. We claim that Argentina unlawfully terminated our contract for the development and operation of a system for the production of identity cards, border control, collection of data and voter registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). We are seeking damages for expropriation and violation of the BIT of approximately U.S.$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it has jurisdiction over Siemens’ claims and that Siemens is entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina shall indemnify Siemens against any claims of subcontractors in relation to the Project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina shall pay to Siemens the full amount of the contract performance bond (U.S.$20 million) in the event this bond would not have been returned within the time period set by the tribunal (which period elapsed without delivery). On June 4, 2007, Argentina filed with the ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee will probably be appointed to consider Argentina’s application.
Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by the matters discussed in this paragraph.

Siemens AG
Corporate Communications
Media Relations
80312 Munich

Press Presse Prensa

For the business and financial press Munich, Germany, July 25, 2007
Siemens sells automobile supplier business to Continental for €11.4 billion
Löscher: We have reached an outstanding result
Siemens AG is signing an agreement with Continental AG, Hanover, Germany, to sell its entire stake in Siemens VDO Automotive AG (SV). The price is €11.4 billion. The closing of the transaction is subject to approval by the responsible antitrust authorities and other closing conditions and is expected in the current calendar year. Peter Löscher, President and CEO of Siemens AG, said: “We have reached an outstanding result. We have carefully evaluated all options for SV and chose the best perspectives for the employees, customers, and our investors.” Preparations for the planned IPO of SV will be terminated.
The sale of SV supports the goals set in the company’s Fitfor 2010 program. These goals include a focused further development of the business portfolio in the three application fields of Energy and Environmental Care, Automation and Control/Industrial and Public Infrastructures, and Healthcare. “We have already made major investments in these fields in the recent past,” commented Löscher. “As we pursue this course, we must be even more oriented to growth and margins, and keep an eye on the capital-intensity of our businesses. We will make Siemens more focused, less complex, and faster.”
The predecessor of SV, Siemens Automotive Systems (AT), was established around 20 years ago. The business developed rapidly and marked a major milestone when it merged with Mannesmann VDO in 2001. In fiscal 2006, SV had sales of roughly €10 billion and employed some 53,000 people at around 130 locations worldwide, including about 19,600 in Germany. Wolfgang Dehen, President of SV, said: “All employees can be proud of what we as a team have achieved with SV so far. The new product portfolio, clearly focused on the growth field of automotive electronics, will offer great possibilities for the future.”
Siemens VDO Automotive AG, a Group of Siemens AG, is one of the world’s leading suppliers of electronics and mechatronics for the automotive industry. With its products, it enables individual mobility and the efficient transportation of goods by road in modern societies. As development partner of the automotive industry, the company manufactures automotive electronics and mechatronics for reducing emissions, enhancing safety and driving comfort, and keeping drivers informed and in touch with the outside world. Siemens VDO generated sales of over €10 billion in fiscal year 2006 (to September 30) and Group profit of €669 million (based on US GAAP).
The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR14.9 billion. It has a worldwide workforce of around 87,000.
Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (including “discontinued operations”) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), according to US GAAP, Siemens had sales of €87.3 billion and net income of €3.033 billion. Further information is available on the Internet at: www.siemens.com.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” ”looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG Corporate Communications Media Relations 80312 Munich	Reference number: AXX200707.102e Constantin Bimstiel 80312 Munich Tel.: +49 89 636-36669; Fax: -32825 E-mail: constantin.bimstiel@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: July 25, 2007	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling